Rio Tinto releases external review of workplace culture 01 February 2022 MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto today published a comprehensive external review of its workplace culture, commissioned as part of its commitment to ensure sustained cultural change across its global operations. The review, which was carried out by former Australian Sex Discrimination Commissioner Elizabeth Broderick, identified disturbing findingsof bullying, sexual harassment, racism and other forms of discrimination throughout the company. The review is part of the work being undertaken by Rio Tinto’s Everyday Respect task force, which was launched in March 2021 to better understand, prevent and respond to harmful behaviours in the workplace. The eight-month study saw more than 10,000 people share their experiences, views and insights via an online survey, as well as through more than 100 group listening sessions, 85 confidential individual listening sessions and close to 140 individual written submissions. The report, which outlines 26 detailed recommendations, will inform work being carried out to improve how the company prevents and responds to discrimination and unacceptable workplace behaviour. Rio Tinto will implement all recommendations from the report, with a focus on three key areas: EXHIBIT 99.2 Notice to ASX/LSE

A commitment from the company’s leadership to create safe, respectful and inclusive working environments to prevent harmful behaviours and better support people in vulnerable situations. This includes increasing diversity within the company. Ensuring the company’s camp and village facilities are safe and inclusive. This includes making sure the company is applying the same safety and risk processes that it uses to prevent harm in operations to create a safe environment for all employees and contractors. Making it as easy and as safe as possible for all people to call out unacceptable behaviours, highlight issues when they happen and receive support. This includes introducing early intervention options and improving how the company responds to formal complaints in the workplace. The actions are a response to the report’s findings which show in the last five years: Bullying and sexism are systemic across Rio Tinto worksites, with almost half of the people experiencing bullying; 28.2% of women and 6.7% of men have experienced sexual harassment at work; 21 women reported actual or attempted rape or sexual assault; Racism is common across a number of areas, with the survey indicating people working in a country different to their birth experienced high rates of racism, and that 39.8% of men and 31.8% of women who identify as Aboriginal or Torres Strait Islander in Australia experienced racism. The full report can be viewed here: https://www.riotinto.com/-/media/Content/Documents/Sustainability/People/RT- Everyday-respect-report.pdf Rio Tinto Chief Executive Jakob Stausholm said, “The findings of this report are deeply disturbing to me and should be to everyone who reads them. I offer my heartfelt apology to every team member, past or present, who has suffered as a result of these behaviours. This is not the kind of company we want to be. “I feel shame and enormous regret to have learned the extent to which bullying, sexual harassment and racism are happening at Rio Tinto. “I am determined that by implementing appropriate actions to address the recommendations, and with the management team’s commitment to a safe, respectful and inclusive Rio Tinto in all areas, we will make positive and lasting change and strengthen our workplace culture for the long term. “I am grateful to everyone who has come forward to share their experiences as we go about this vital work.” The report also found there is strong appetite for cultural change within the company, including at senior leadership levels, and that there was a visible shift in attitudes and behaviour over the last 12 months. Elizabeth Broderick said, “This report is not a reason for reduced confidence in Rio Tinto. By proactively commissioning this study, one of the largest of its kind within the resources industry, it demonstrates a very clear commitment to increased transparency, accountability and action. The high levels of confidence among employees that a significant impact can be made in the next two years are an encouraging sign that change can happen. “In my interactions with the Rio Tinto leadership team, I have observed a strong desire for transformational change, as well as to make positive contributions to the societal shifts that we need to see. There is clear recognition, however, that new approaches are needed to solve these issues.” The report was informed by research that shows lasting cultural change can only happen through engaging with people who have been impacted by harmful behaviours, allowing them to share their stories and design solutions together to prevent a recurrence. It set out to understand the prevalence of bullying, sexual harassment and racism within the company, to understand people’s individual experiences and to determine the most appropriate and effective approaches for prevention.

About Elizabeth Broderick AO, Principal, Elizabeth Broderick & Co Elizabeth was Australia’s longest serving Sex Discrimination Commissioner (from 2007 to 2015), is Founder and Convenor of the Champions of Change Coalition, Adjunct Professor at The University of Sydney and an independent expert to the UN Working Group on Discrimination against Women and Girls. This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com View source version on businesswire.com: https://www.businesswire.com/news/home/20220131005967/en/ Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948

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